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As filed with the Securities and Exchange Commission on November 4, 2004

Registration No. 333-117825

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
To
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Copano Energy, L.L.C.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4922 (Primary Standard Industrial Classification Code Number)	51-0411678 (I.R.S. Employer Identification Number)
2727 Allen Parkway, Suite 1200 Houston, Texas 77019 (713) 621-9547 (Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)
John R. Eckel, Jr. 2727 Allen Parkway, Suite 1200 Houston, Texas 77019 (713) 621-9547 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
David P. Oelman Vinson & Elkins L.L.P. 1001 Fannin, Suite 2300 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Baker Botts L.L.P. 910 Louisiana Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 13. Other Expenses of Issuance and Distribution.

        Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the NASD filing fee, the amounts set forth below are estimates.

SEC registration fee	$15,300
NASD filing fee	30,500
Printing and engraving expenses	400,000
Fees and expenses of legal counsel	1,000,000
Accounting fees and expenses	1,100,000
Transfer agent and registrar fees	4,500
Nasdaq National Market listing fee	5,000
Miscellaneous	6,000

Total	$2,561,300

Item 14. Indemnification of Officers and Members of Our Board of Directors.

        The section of the prospectus entitled "The Limited Liability Company Agreement — Indemnification" discloses that we will generally indemnify officers and members of our board of directors to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to Section    of the Underwriting Agreement to be filed as an exhibit to this registration statement in which we will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other persons from and against all claims and demands whatsoever.

        To the extent that the indemnification provisions of our limited liability company agreement purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the SEC, such indemnification is contrary to public policy and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

        In connection with our formation and through a series of transactions occuring between August 14, 2001 and November 27, 2001, we issued to Copano Partners, L.P. 1,030,000 common units and 620,000 junior units for assets having a net book value of approximately $4 million. Additionally, through a series of transactions occurring between August 14, 2001 and November 27, 2001, we issued (1) 1,875,000 warrants to purchase common units and 300,000 redeemable preferred units to affiliates of CSFB Private Equity for $30 million and (2) 1,875,000 warrants to purchase common units and 300,000 redeemable preferred units to affiliates of EnCap Investments for $30 million, in each case, in an offering exempt from registration under

Section 4(2) of the Securities Act as the transaction did not involve a public offering. Since November 1, 2001, we have issued 79,252 additional redeemable preferred units to affiliates of CSFB Private Equity and 79,252 additional redeemable preferred units to affiliates of EnCap Investments in lieu of quarterly cash distributions. On August 14, 2001, we issued a warrant to Tejas, which provides Tejas the right to acquire up to 10% of the membership interests of our wholly owned subsidiary, Copano Houston Central, which owns the assets of our processing segment. Effective January 2002, we designated 212,000 nonvoting special units of our company, 154,000 of which were designated as common special units and 58,000 of which were designated as junior special units. Of the designated amounts, 54,000 common special units and 18,000 junior special units were sold, effective January 2002, to one of our executive officers and, effective April 2003, an additional 100,000 common special units and 40,000 junior special units were sold to another executive officer of our company. There have been no other sales of unregistered securities within the past three years.

        Preferred Units.    As of December 31, 2003, preferred units issued and outstanding totaled 703,870, with an aggregate face value (the "Designated Amount") of $70,387,000. EnCap Investments and CSFB Private Equity are entitled to receive pro rata distributions of 8.00% of the Designated Amount payable quarterly beginning November 1, 2001. For the first four years of quarterly distributions, our board of managers may elect to pay the preferred distributions in preferred units at a 10% rate. Our board of managers has elected to pay the preferred distributions in preferred units for all quarterly distributions to date, thereby increasing the number of preferred units outstanding and increasing the Designated Amount. In the event of liquidation, dissolution or winding up of our company, preferred units have preference, over common, junior and special units (discussed below) to the available cash funds up to the Designated Amount plus any distributions cumulated but not paid (the "Liquidation Amount") except that the special unitholders are entitled to the return of their original capital contribution prior to payment to the preferred unitholders. Prior to August 14, 2008, we have the option to redeem any number of preferred units for the per unit price of 101% of the Liquidation Amount divided by the number of preferred units then outstanding, provided a minimum redemption of $5,000,000 is made; provided, however, in the event of certain sales transactions with respect to our company or our assets or certain equity offerings, we are required to redeem the preferred units for the Liquidation Amount. On August 14, 2008, we must redeem the total number of preferred units for the per unit price of the Liquidation Amount divided by the number of preferred units then outstanding, provided funds are legally available to do so.

        Warrants.    EnCap Investments and CSFB Private Equity were issued warrants to purchase up to 3,750,000 of our common units at an exercise price of $16 per unit until August 14, 2011, at which time the warrants expire. The warrants may be exercised by paying cash, by surrendering to us securities of our company having a fair market value equal to the exercise price or by exercising the warrants for net common units in a cashless exercise based upon the value of the underlying common units. Proceeds from the issuance of the preferred units were allocated between the warrants and the preferred units based on the respective fair values. The fair value of each warrant on the date of grant was $4.34 using the Black-Scholes option pricing model and the following assumptions: exercise price of $16.00, expected volatility rate of 19%, risk-free interest rate of 4.97% and expected life of 10 years.

        Tejas Warrants.    On August 14, 2001, we issued a warrant to Tejas, which provides Tejas the right to acquire up to 10% of the membership interests (100,000 equity membership interests) of our wholly owned subsidiary, Copano Houston Central, which owns the assets of our processing segment. The warrant is exercisable at any time prior to the earlier of August 15, 2011 or the second anniversary of the payoff date of all indebtedness under our term loan from Tejas. The exercise price of the warrant is $41.24 per membership interest or $4,124,000 in the aggregate.

        Common Special Units and Junior Special Units.    Effective January 2002, we designated 212,000 nonvoting special units of our company, 154,000 of which were designated as common special units and 58,000 of which were designated as junior special units. Of the designated amounts, 54,000 common special units and 18,000 junior special units were sold, effective January 2002, to Matthew J. Assiff, our Senior Vice President and Chief Financial Officer, in exchange for Mr. Assiff's agreement to pay us $63,000 and, effective April 1, 2003, an additional 100,000 common special units and 40,000 junior special units were sold to R. Bruce Northcutt, our President and Chief Operating Officer, in exchange for Mr. Northcutt's agreement to pay us $120,000. The acquisition price for the common special units and the junior special units was $1.00 per unit and $.50 per unit, respectively. The initial purchase of the 72,000 special units issued effective January 2002 was financed by a subscription receivable. The second purchase of the 140,000 special units issued effective April 1, 2003 was financed by a subscription receivable, one third of which was forgiven on April 1, 2004.

        On July 30, 2004, Copano Operations, as Mr. Assiff's employer, loaned Mr. Assiff $63,000 to fund Mr. Assiff's payment of the acquisition price for the special units. The promissory note evidencing this loan bore interest at 4.25% per annum and was payable by Mr. Assiff upon his assignment of the special units or upon certain liquidating events, including the completion of this offering. Immediately prior to the filing of this registration statement, Mr. Assiff received a distribution from his capital account of $63,000 and retired the outstanding obligations of this loan.

        On July 30, 2004, Copano Operations, as Mr. Northcutt's employer, loaned Mr. Northcutt $80,000 to fund Mr. Northcutt's payment to us on that date of the balance of the acquisition price for the special units. The promissory note evidencing this loan bore interest at 4.25% per annum and was payable upon the earlier of April 1, 2006, Mr. Northcutt's voluntary resignation or our termination of Mr. Northcutt's employment for cause. The promissory note additionally provided that so long as Mr. Northcutt continued to be employed by us, one half of the promissory note would have been forgiven on April 1, 2005 with the then outstanding balance forgiven on April 1, 2006. The promissory note would also have been forgiven upon a termination of Mr. Northcutt's employment other than for cause, upon his death or disability or upon certain liquidating events, including the completion of this offering. Immediately prior to the filing of this registration statement, Mr. Northcutt received a distribution from his capital account of $80,000 and retired the outstanding obligations of this loan.

        With respect to distributions, common special unitholders and junior special unitholders have the same rights as common unitholders and junior unitholders, respectively; provided, however, that upon certain liquidating events of our company, (i) special unitholders have a liquidation preference over all other unitholders with respect to an amount of liquidation proceeds equal to the original acquisition price of the special units and (ii) the amount of the balance that otherwise would be distributed to common special unitholders will be reduced by an amount equal to the number of common special units multiplied by $16.

Item 16. Exhibits.

        The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description
**1.1	—	Form of Underwriting Agreement
**3.1	—	Certificate of Formation of Copano Energy Holdings, L.L.C. (now Copano Energy, L.L.C)
**3.2	—	Certificate of Amendment to Certificate of Formation of Copano Energy Holdings, L.L.C. (now Copano Energy, L.L.C.)
**3.3	—	Form of Second Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (included as Appendix A to the Prospectus)
**3.4	—	Form of Administrative Services Agreement
**5.1	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
**8.1	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
**10.1	—
Amended and Restated Credit Agreement dated February 13, 2004, among Copano Pipelines Group, L.L.C., Copano Field Services/Copano Bay, L.P., Copano Field Services/Agua Dulce, L.P., Copano Field Services/South Texas, L.P., Copano Field Services/Upper Gulf Coast, L.P., Copano Field Services/Live Oak, L.P., Copano Field Services/Central Gulf Coast, L.P., Copano Pipelines/South Texas, L.P., Copano Pipelines/Upper Gulf Coast, L.P., Copano Pipelines/Hebbronville, L.P. and Copano Energy Services/Upper Gulf Coast, L.P., as the Borrowers, and Fleet National Bank and the other Lenders named therein
**10.2	—
First Amendment to Amended and Restated Credit Agreement dated as of March 15, 2004, among Copano Pipelines Group, L.L.C., Copano Field Services/Copano Bay, L.P., Copano Field Services/Agua Dulce, L.P., Copano Field Services/South Texas, L.P., Copano Field Services/Upper Gulf Coast, L.P., Copano Field Services/Live Oak, L.P., Copano Field Services/Central Gulf Coast, L.P., Copano Pipelines/South Texas, L.P., Copano Pipelines/Upper Gulf Coast, L.P., Copano Pipelines/Hebbronville, L.P. and Copano Energy Services/Upper Gulf Coast, L.P., as the Borrowers, and Fleet National Bank and the other Lenders named therein
**10.3	—
Form of Second Amendment to Amended and Restated Credit Agreement dated as of November 4, 2004, among Copano Pipelines Group, L.L.C., Copano Field Services/Copano Bay, L.P., Copano Field Services/Agua Dulce, L.P., Copano Field Services/South Texas, L.P., Copano Field Services/Upper Gulf Coast, L.P., Copano Field Services/Live Oak, L.P., Copano Field Services/Central Gulf Coast, L.P., Copano Pipelines/South Texas, L.P., Copano Pipelines/Upper Gulf Coast, L.P., Copano Pipelines/Hebbronville, L.P. and Copano Energy Services/Upper Gulf Coast, L.P., as the Borrowers, and Fleet National Bank and the other Lenders named therein
**10.4	—
Form of Credit Agreement dated as of November , 2004, by and among Copano Houston Central, L.L.C., Copano Processing, L.P. and Copano NGL Services, L.P. as the Borrowers and Comerica Bank as the Lender
**10.5	—	Form of Copano Energy, L.L.C. Long-Term Incentive Plan

**10.6	—
Stakeholders' Agreement dated July 30, 2004, by and among Copano Energy, L.L.C., Copano Partners, L.P., R. Bruce Northcutt, Matthew J. Assiff, EnCap Energy Capital Fund III, L.P., EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners, L.P., CEH Holdco, Inc., CEH Holdco II, Inc., DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III, C.V., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Merchant Banking III, Inc., DLJ MB Partners III GmbH & Co,KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P.
†10.7	—	Amended and Restated Gas Processing Contract dated as of January 1, 2004, between Kinder Morgan Texas Pipeline, L.P. and Copano Processing, L.P.
**10.8	—	Employment Agreement between Copano/Operations, Inc., R. Bruce Northcutt and the Copano Controlling Entities, dated April 9, 2003
**10.9	—	First Amendment to Employment Agreement between Copano/Operations, Inc., R. Bruce Northcutt and the Copano Controlling Entities, dated July 30, 2004
**10.10	—	Employment Agreement between Copano/Operations, Inc. and James J. Gibson, III, dated as of October 1, 2004
**10.11	—	Lease Agreement dated August 14, 2003, between Mateo Lueia and Copano Field Services/Agua Dulce, L.P.
**10.12	—
Lease Agreement dated January 22, 2003, between Copano/Operations, Inc., Copano Processing, L.P., Copano Pipelines/Upper Gulf Coast, L.P., Copano Pipelines/Hebbronville, L.P. and Copano Field Services/Central Gulf Coast, L.P. and American General Life Insurance Company
**10.13	—	Lease Agreement dated as of October 17, 2000, between Plow Realty Company of Texas and Texas Gas Plants, L.P.
**10.14	—	Lease Agreement dated as of December 3, 1964, between The Plow Realty Company of Texas and Shell Oil Company
**10.15	—	Lease Agreement dated as of January 1, 1944, between The Plow Realty Company of Texas and Shell Oil Company, Incorporated
**21.1	—	List of Subsidiaries of Copano Energy, L.L.C.
**23.1	—	Consent of Deloitte & Touche LLP
**23.2	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
**23.3	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
**24.1	—	Powers of Attorney
**99.1	—	Consent of William L. Thacker

*
To be filed by amendment
**
Previously filed
†
Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 4, 2004.

COPANO ENERGY, L.L.C.
By:	/s/ JOHN R. ECKEL, JR.
	Name:	John R. Eckel, Jr.
	Title:	Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ JOHN R. ECKEL, JR. John R. Eckel, Jr.	Chairman of the Board and Chief Executive Officer	November 4, 2004
* Matthew J. Assiff	Senior Vice President and Chief Financial Officer	November 4, 2004
* Lari Paradee	Vice President and Controller (Principal Accounting Officer)	November 4, 2004
* Wynne M. Snoots, Jr.	Director	November 4, 2004
* Steven A. Webster	Director	November 4, 2004
* Brent R. Bechtol	Director	November 4, 2004
* Robert L. Cabes, Jr.	Director	November 4, 2004
Copano Management Partners, L.L.C.	Director	November 4, 2004
By:	/s/ JOHN R. ECKEL, JR. John R. Eckel, Jr., President
*By:	/s/ DOUGLAS L. LAWING Name: Douglas L. Lawing, as attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description
**1.1	—	Form of Underwriting Agreement
**3.1	—	Certificate of Formation of Copano Energy Holdings, L.L.C. (now Copano Energy, L.L.C)
**3.2	—	Certificate of Amendment to Certificate of Formation of Copano Energy Holdings, L.L.C. (now Copano Energy, L.L.C.)
**3.3	—	Form of Second Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (included as Appendix A to the Prospectus)
**3.4	—	Form of Administrative Services Agreement
**5.1	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
**8.1	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
**10.1	—
Amended and Restated Credit Agreement dated February 13, 2004, among Copano Pipelines Group, L.L.C., Copano Field Services/Copano Bay, L.P., Copano Field Services/Agua Dulce, L.P., Copano Field Services/South Texas, L.P., Copano Field Services/Upper Gulf Coast, L.P., Copano Field Services/Live Oak, L.P., Copano Field Services/Central Gulf Coast, L.P., Copano Pipelines/South Texas, L.P., Copano Pipelines/Upper Gulf Coast, L.P., Copano Pipelines/Hebbronville, L.P. and Copano Energy Services/Upper Gulf Coast, L.P., as the Borrowers, and Fleet National Bank and the other Lenders named therein
**10.2	—
First Amendment to Amended and Restated Credit Agreement dated as of March 15, 2004, among Copano Pipelines Group, L.L.C., Copano Field Services/Copano Bay, L.P., Copano Field Services/Agua Dulce, L.P., Copano Field Services/South Texas, L.P., Copano Field Services/Upper Gulf Coast, L.P., Copano Field Services/Live Oak, L.P., Copano Field Services/Central Gulf Coast, L.P., Copano Pipelines/South Texas, L.P., Copano Pipelines/Upper Gulf Coast, L.P., Copano Pipelines/Hebbronville, L.P. and Copano Energy Services/Upper Gulf Coast, L.P., as the Borrowers, and Fleet National Bank and the other Lenders named therein
**10.3	—
Form of Second Amendment to Amended and Restated Credit Agreement dated as of November 4, 2004, among Copano Pipelines Group, L.L.C., Copano Field Services/Copano Bay, L.P., Copano Field Services/Agua Dulce, L.P., Copano Field Services/South Texas, L.P., Copano Field Services/Upper Gulf Coast, L.P., Copano Field Services/Live Oak, L.P., Copano Field Services/Central Gulf Coast, L.P., Copano Pipelines/South Texas, L.P., Copano Pipelines/Upper Gulf Coast, L.P., Copano Pipelines/Hebbronville, L.P. and Copano Energy Services/Upper Gulf Coast, L.P., as the Borrowers, and Fleet National Bank and the other Lenders named therein
**10.4	—
Form of Credit Agreement dated as of November , 2004, by and among Copano Houston Central, L.L.C., Copano Processing, L.P. and Copano NGL Services, L.P. as the Borrowers and Comerica Bank as the Lender
**10.5	—	Form of Copano Energy, L.L.C. Long-Term Incentive Plan

**10.6	—
Stakeholders' Agreement dated July 30, 2004, by and among Copano Energy, L.L.C., Copano Partners, L.P., R. Bruce Northcutt, Matthew J. Assiff, EnCap Energy Capital Fund III, L.P., EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners, L.P., CEH Holdco, Inc., CEH Holdco II, Inc., DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III, C.V., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Merchant Banking III, Inc., DLJ MB Partners III GmbH & Co,KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P.
†10.7	—	Amended and Restated Gas Processing Contract dated as of January 1, 2004, between Kinder Morgan Texas Pipeline, L.P. and Copano Processing, L.P.
**10.8	—	Employment Agreement between Copano/Operations, Inc., R. Bruce Northcutt and the Copano Controlling Entities, dated April 9, 2003
**10.9	—	First Amendment to Employment Agreement between Copano/Operations, Inc., R. Bruce Northcutt and the Copano Controlling Entities, dated July 30, 2004
**10.10	—	Employment Agreement between Copano/Operations, Inc. and James J. Gibson, III, dated as of October 1, 2004
**10.11	—	Lease Agreement dated August 14, 2003, between Mateo Lueia and Copano Field Services/Agua Dulce, L.P.
**10.12	—
Lease Agreement dated January 22, 2003, between Copano/Operations, Inc., Copano Processing, L.P., Copano Pipelines/Upper Gulf Coast, L.P., Copano Pipelines/Hebbronville, L.P. and Copano Field Services/Central Gulf Coast, L.P. and American General Life Insurance Company
**10.13	—	Lease Agreement dated as of October 17, 2000, between Plow Realty Company of Texas and Texas Gas Plants, L.P.
**10.14	—	Lease Agreement dated as of December 3, 1964, between The Plow Realty Company of Texas and Shell Oil Company
**10.15	—	Lease Agreement dated as of January 1, 1944, between The Plow Realty Company of Texas and Shell Oil Company, Incorporated
**21.1	—	List of Subsidiaries of Copano Energy, L.L.C.
**23.1	—	Consent of Deloitte & Touche LLP
**23.2	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
**23.3	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
**24.1	—	Powers of Attorney
**99.1	—	Consent of William L. Thacker

*
To be filed by amendment
**
Previously filed
†
Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

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PART II INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Officers and Members of Our Board of Directors.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX